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                   Filed by Board of Trade of the City of Chicago (CBOT)
                   Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following sign was posted on July 7, 2000.

                            CHICAGO BOARD OF TRADE
                          SPECIAL MEMBERSHIP MEETING
                           RE:  CBOT RESTRUCTURING
                                   PROPOSAL

                           FRIDAY, JULY 7, 3:00 P.M.
                         CONFERENCE ROOM B, 6TH FLOOR

                           Members who already have
                       submitted a signed ballot/proxy
                            do not need to attend.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following Script was used to conduct a special meeting of members on
July 7, 2000.

                Board of Trade of Trade of the City of Chicago

                       Special Meeting of the Membership

                                  July 7, 2000

     This script is for use at the special meeting of the membership of the Board of Trade of the City of Chicago, an Illinois corporation organized under the Illinois General Not for Profit Corporation Act of 1986, as amended to be held in Suite 600, Conference Room B of the CBOT's offices at 141 West Jackson Blvd, Chicago, Illinois 60604 between the hours of 3:00 p.m. and 3:30 p.m., Central time, on July 7, 2000.

Chairman:      Charles P. Carey

Secretary:     Paul J. Draths

Inspectors of
the Election:  William Smith, John Biedron, and Daniel Czarnecki

Chairman:      The special meeting of the membership of the Board of Trade of the City of Chicago will come to order.

               Mr. Draths has the following items available for inspection by any member entitled to vote at this meeting:

               (1)  Secretary's Letter of Instruction, dated June 1, 2000;

               (2)  Secretary's Letter of Instruction, dated June 8, 2000; and

               (3)  Ballot Disclosure.

               Any member entitled to vote at this meeting desiring to inspect those documents may do so at this time or at the conclusion of the meeting.

               Mr. Draths, you are hereby instructed to preserve those documents among the association records of the Board of Trade of the City of Chicago.

Secretary:     Mr. Chairman, I wish to report that ______ votes are represented by proxy at this meeting, which pursuant to Rule 106.00 of the Chicago Board of Trade Rules & Regulations represents a quorum for the purpose of this meeting.

Chairman:      A quorum being represented at the meeting, I now declare the meeting duly convened and constituted.
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               If any of the members entitled to vote at this meeting have previously executed proxies for this meeting and wish to revoke them and vote personally, or who have not executed proxies for this meeting and wish to vote personally, they should notify Mr.
               Draths at this time. [Verify that all persons are either Full
               Members or Associate Members as of June 8, 2000.]

               We will now proceed with the main business of the meeting.

               William Smith, John Biedron and Daniel Czarnecki are hereby appointed as tellers or inspectors in charge of the ballot/proxy voting at the meeting today.

               The first and only order of business is the approval by the members entitled to vote of the reincorporation merger of the CBOT in Delaware, which includes:

               (a) approval and adoption of the Agreement and Plan of Merger, dated as of May 16, 2000, between CBOT and Delaware CBOT, Inc., as set forth in the Ballot Disclosure, including the Exhibits thereto;

               (b) approval of the CBOT's performance of its obligations under the Merger Agreement;

               (c) approval and adoption of the Amended and Restated Certificate of Incorporation of the Board of Trade of the City of Chicago, Inc., a Delaware nonstock, not-for-profit corporation, and the Amended and Restated Bylaws of Delaware NFP CBOT, as set forth in the Ballot Disclosure, including the Exhibits thereto; and

               (d) approval and adoption of the corresponding amendment, repeal and elimination of the current special charter of the CBOT and certain Rules and Regulations as set forth in the Ballot Disclosure, including the Exhibits thereto.

               I will now entertain a motion that the reincorporation merger of the CBOT in Delaware, as described in the Ballot Disclosure, including Exhibits thereto, be approved.
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Member #1:     Mr. Chairman, I am a [Full][Associate] Member of the CBOT and I
               move that the reincorporation merger of the CBOT in Delaware be approved.

Member #2:     Mr. Chairman, I am a [Full][Associate] Member of the CBOT and I
               second the motion.

Chairman:      The motion has been moved and seconded.  Is there any discussion?

               [Pause]

               Unless there are any questions or further discussions, we will now proceed to vote on the approval of the reincorporation merger of the CBOT in Delaware, as described in the Ballot Disclosure, including Exhibits thereto.

               Messrs. Smith, Biedron and Czarnecki would you please report the results of the vote on the reincorporation merger of the CBOT in Delaware once you have tallied the votes.

Teller#1:      The results of the vote are that the reincorporation merger of the CBOT in Delaware has been approved.

Chairman:      The main business of this meeting having been completed, I will now open the floor for questions.

               [Chairman responds to any questions at this time.]

               If there are no further questions, comments or business, I will entertain a motion to adjourn.

               [Chairmen need only address other business if brought before the meeting by unanimous consent of those present at the meeting.]

Member#1:      Mr. Chairman, I am a [Full][Associate] Member of the CBOT and I
               move that the meeting be adjourned.

Member#2:      Mr. Chairman, I am a [Full][Associate] Member of the CBOT and I
               second the motion.

Chairman:      Those in favor of the motion say "Aye," [Pause] opposed "No."

               The meeting is adjourned.
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The CBOT urges its members and membership interest holders to read the
Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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